At a Special Meeting of Shareholders of 361
Domestic Long/Short Equity Fund and 361 Global
Long/Short Equity Fund (together, the Funds) held on January 12, 2017, the shareholders of the Funds approved a new investment sub-advisory agreement between 361 Capital LLC and Analytic
Investors LLC.

The percentage of shares outstanding and entitled to vote that were present by proxy were 88.283% for the 361 Domestic Long/Short Equity Fund and 57.216% for the
361 Global Long/Short Equity Fund. The number of shares voted were as follows:

361 Domestic Long/Short Equity Fund:
For 2,704,838.799
Against 0
Abstain 0
Total  2,704,838.799


361 Global Long/Short Equity Fund:
For 21,053,270.82
Against 86,162.900
Abstain 336,238.34
Uninstructed 6,001,062.000
Total 27,476,734.060